FILED PURSUANT TO RULE 424(B)(3)
REG. STATEMENT NO. 333-121238

SUPPLEMENT NO. 11

DATED APRIL 29, 2009

TO THE PROSPECTUS DATED AUGUST 11, 2008

OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated August 11, 2008.  Supplement No. 11 supersedes and replaces all prior supplements to the prospectus.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•                  operating information, including the status of our public offering, compensation paid to our advisor and its affiliates, portfolio data and distribution information;

•                  changes in suitability standards applicable to investors in Iowa, Kansas, Michigan, North Dakota, Oregon and Washington;

•                  an update to information contained in our prospectus summary;

•                  an update to information contained in the “Questions and Answers About This Offering” section of our prospectus;

•                  an update regarding certain risks related to an investment in us;

•                  information about changes to our board of directors and committees;

•                  information about an amendment to our advisory agreement;

•                  an update to the discussion regarding our investment objectives and acquisition policies;

•                  an update to information regarding the prior performance of Cornerstone-sponsored programs;

•                  an update to the discussion regarding the annual valuation requirement for employee benefit plan fiduciaries;

•                  clarifications regarding our stock repurchase program;

•                  a change regarding sales made through fee-for-service investment advisors;

•                  an update to the experts section of our prospectus;

•                  information regarding documents incorporated by reference into our prospectus; and

•                  updated prior performance tables for the year ended December 31, 2008.

OPERATING INFORMATION

Status of the Offering

We are offering up to 44.4 million shares of common stock at $8 per share in our offering. As of March 20, 2009, we had raised approximately $158.2 million of gross proceeds from the sale of approximately 21.4 million shares of our common stock and had acquired twelve properties. We intend to cease offering shares of common stock in this primary offering upon the earlier of June 1, 2009 or the date the registration statement relating to our proposed follow-on offering, is declared effective by the Securities and Exchange Commission.

Management Compensation

The following information supplements the sections of our Prospectus captioned “Questions and Answers About This Offering— What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?” on page 9 and “Management Compensation” on page 37 of the Prospectus.

Type of Compensation	Amounts Paid or Reimbursed - Inception to December 31, 2008 (1)

Offering Stage

Sales Commissions	$10,080,000
Dealer Manager Fee	$4,421,000
Organization and Offering Expenses	$4,466,000	(2)

Acquisition and Operational Stage

Acquisition Fees	$2,986,000
Acquisition Expenses	$—
Asset Management Fee	$2,073,000
Operating Expenses	$1,762,000
Property Management and Leasing Fees	$65,000

Listing/Liquidation Stage

Subordinated Disposition Fee	We had not paid or incurred any subordinated disposition fees as of December 31, 2008.

Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange)	We had not paid or incurred any subordinated participation in net sale proceeds as of December 31, 2008.

Subordinated Performance Fee Due Upon Termination	We had not paid or incurred any subordinated performance fees as of December 31, 2008.

Subordinated Incentive Listing Fee	We had not paid or incurred any subordinated incentive listing fees as of December 31, 2008.

(1)             At December 31, 2008, compensation to our advisor and its affiliates incurred but not yet paid was approximately $177,000, representing normal accruals for December 2008 activities.

(2)             At times during our offering stage, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised, but our advisor has agreed to reimburse us to the extent that our organization and offering expenses exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering. In addition, our advisor will also pay any organization and offering expenses to the extent that such expenses, plus sales commissions and the dealer manager fee (but not the acquisition fees or expenses) are in excess of 13.5% of gross offering proceeds.

Recent Mortgage Investment

On January 22, 2009, we made a $14 million acquisition bridge loan to Caruth Haven L.P, a Delaware limited partnership that is a wholly-owned subsidiary of Cornerstone Growth & Income REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor. All of our officers are also officers of Cornerstone Growth & Income REIT and one of our directors is also a director of Cornerstone Growth & Income REIT.  The terms of the acquisition bridge loan were approved by our board of directors, including by a majority of our independent directors, not otherwise interested in the transaction, as being (i) consistent with our charter imposed limitations on mortgage loans involving affiliates of our sponsor and (ii) fair, competitive and commercially reasonable and on terms no less favorable to us than loans between unaffiliated parties under the same circumstances.  We received a loan origination fee of 0.75% at loan closing.

The loan matures on January 21, 2010, with no option to extend and bears interest at a variable rate of 300 basis points over prime rate for the term of the loan.  The borrower may repay the loan, in whole or in part, on or before January 21, 2010 without incurring any prepayment penalty.  Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. The loan is secured by a deed of trust on Caruth Haven Court, a 91-unit assisted living facility located in Dallas, Texas, and by an assignment of the leases and rents payable to the borrower.

Loan Commitment

As disclosed in prior supplements to our prospectus, effective on May 19, 2008, we committed to fund up to $5.0 million to Servant Healthcare Investments LLC and Servant Investments LLC (collectively “Servant”), two real estate operating companies that are parties to an alliance agreement with the managing member of our advisor pursuant to which they are responsible for providing certain acquisition and asset management services for programs sponsored by our advisor and its affiliates.  Effective March 12, 2009, we increased the commitment to Servant to a total of $10 million.  Both the initial commitment and commitment increase were approved by our board of directors, including by a majority of our independent directors. The loans bear interest at a rate of 10% per year and mature on May 19, 2013.  As of March 20, 2009 we have funded approximately $4.75 million under the loan agreements.

Property Overview

As of December 31, 2008, our portfolio consisted of twelve industrial properties which were approximately 92.4% leased at an average annual lease rate of $7.98 per square foot.  Eleven of the properties are multi-tenant and one (15172 Goldenwest Circle) is leased to a single tenant.  The following table provides summary information regarding our properties:

Property	Location	Date Purchased	Square Footage	Purchase Price	Debt	December 31, 2008 % Leased
2111 South Industrial Park	North Tempe, AZ	June 1, 2006	26,800	$1,975,000	$—	73.1%
Shoemaker Industrial Buildings	Santa Fe Springs, CA	June 30, 2006	18,921	2,400,000	—	100.0%
15172 Golden West Circle	Westminster, CA	December 1, 2006	102,200	11,200,000	2,824,000	100.0%
20100 Western Avenue	Torrance, CA	December 1, 2006	116,433	19,650,000	4,701,000	100.0%
Mack Deer Valley	Phoenix, AZ	January 21, 2007	180,985	23,150,000	3,868,000	80.2%
Marathon Center	Tampa Bay, FL	April 2, 2007	52,020	4,450,000	—	83.7%
Pinnacle Park Business Center	Phoenix, AZ	October 2, 2007	159,661	20,050,000	4,553,000	100.0%
Orlando Small Bay Portfolio
Carter	Winter Garden, FL	November 15, 2007	49,125			92.4%
Goldenrod	Orlando, FL	November 15, 2007	78,646			91.9%
Hanging Moss	Orlando, FL	November 15, 2007	94,200			83.7%
Monroe South	Sanford, FL	November 15, 2007	172,500			90.6%
			394,471	37,128,000	22,420,000	89.4%

Monroe North Commerce Center	Sanford, FL	April 17, 2008	181,348	14,275,000	7,260,000	100.0%

			1,232,839	$134,278,000	$45,626,000	92.4%

Selected Financial Data

The following should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto, all of which are incorporated herein by reference to our annual report on Form 10-K for the year ended December 31, 2008.

	Year Ended December 31,
	2008	2007	2006	2005	2004
Balance Sheet Data:
Total assets	$165,104,000	$129,922,000	$50,012,000	$224,000	$1,000
Investments in real estate, net	$132,955,000	$120,994,000	$36,057,000	$—	$—
Notes payable	$45,626,000	$65,699,000	$20,180,000	$—	$—
Stockholders’ equity	$116,333,000	$60,248,000	$26,719,000	$(93,000)	$1,000

	Year Ended December 31,				October 22, 2007 (date of inception) through December 31,
	2008	2007	2006	2005	2004
Operating Data:
Revenues	$10,793,000	$5,865,000	$404,000	$—	$—
General and administrative expense	$1,421,000	$2,359,000	$1,294,000	$95,000	$—
Net loss	$(1,455,000)	$(2,601,000)	$(1,306,000)	$(94,000)	$—
Net loss per common share, basic and diluted (1)	$(0.10)	$(0.37)	$(1.44)	$(752.00)	$—
Distributions declared	$7,269,000	$3,196,000	$586,000	$—	$—
Distributions per common share (1)	$0.51	$0.45	$0.64	$—	$—
Weighted average number of shares outstanding (1):
Basic and diluted	14,241,215	7,070,155	909,860	125	125

Other Data:
Cash flows provided by (used in) operating activities	$2,541,000	$(1,156,000)	$(139,000)	$(84,000)	$—
Cash flows used in investing activities	$(11,973,000)	$(84,799,000)	$(37,447,000)	$—	$—
Cash flows provided by financing activities	$29,065,000	$81,562,000	$48,510,000	$200,000	$1,000

(1)               Net loss and distributions per share are based upon the weighted average number of shares of common stock outstanding. All per share computations have been adjusted to reflect the common stock dividends for all periods presented.

Property Operations

The table below represents operating information for our portfolio properties for year ended December 31, 2008.

Year Ended
December 31, 2008
Revenues:
Rental income	$8,376,000
Tenant reimbursement and other income	2,243,000

Total revenues	$10,619,000

Expenses:
Property operating expenses	$3,111,000

Net property operations	$7,508,000

Tenant Concentration

The following table sets forth information regarding the 10 individual tenants comprising the greatest annualized base rent based on the properties owned as of December 31, 2008.

Major Tenant(s)	Property	Principal Business of Tenant	Annualized Base Rental Income	% of Total Portfolio Annualized Income	Approximate Rental Square Footage	% of Total Portfolio Square footage	Lease expiration	Renewal Options

Don DeCristo Concrete	15172 Goldenwest Circle	Manufacturing and distribution of steel & concrete products	$779,000	9%	102,200	8%	05/31//2013	N/A
Wesco Companies (1)	20100 Western Avenue	Construction	504,000	6%	30,005	2%	11/30/2011	N/A
Diamondback Tactical	Pinnacle Park Business Center	Distribution of tactical equipment	471,000	5%	57,846	5%	04/30/2012	One 5-yr renewal option
Marilyn & Richard Miller	Pinnacle Park Business Center	Pet Furniture	384,000	4%	50,907	4%	01/31/2009	N/A
Velocity Express, Inc.	20100 Western Avenue	Delivery services	261,000	3%	26,515	2%	03/31/2012	One 5-yr renewal option
IKO International	20100 Western Avenue	Manufacturing	260,000	3%	26,123	2%	07/10/2011	N/A
Brown & White Co., Inc.	Mack Deer Valley	Distribution of Paper products	259,000	3%	31,034	3%	07/31/2013	One 5-yr renewal option
West Coast HVAC Supply	Mack Deer Valley	Distribution of air conditioning equipment	229,000	3%	27,721	2%	07/31/2011	N/A
Masco Contractor Service	Monroe South CommerCenter (Orlando Small Bay Portfolio)	Manufacturing of residential building products	216,000	2%	22,500	2%	04/30/2009	N/A
Yonex Corporation	20100 Western Avenue	Sports Equipment	169,000	2%	22,068	2%	02/14/2009	One 5-yr renewal option

(1) Tenant has vacated the space and we are pursuing legal remedies against the tenant and lease guarantor in accordance with the terms of the lease.  However, the annualized base rental income set forth in the table may not be representative of income under this lease in subsequent periods.

Historical Occupancy

The following table sets forth annualized occupancy rates for our material properties for the past five years (or such shorter period for which information is available):

	Annualized Percent Leased (%)
Property	2008	2007	2006		2005		2004

15172 Goldenwest Circle	100	100	100		100		100
20100 Western Avenue	100	95	100		100		100
Mack Deer Valley	80	99	44	(2)	—	(3)	—	(3)
Pinnacle Park Business Center	99	96	53	(2)	—	(3)	—	(3)
Orlando Small Bay Portfolio	94	97	—	(1)	—	(1)	—	(3)
Monroe North CommerCenter	100	98	—	(1)	—	(1)	—	(3)

(1) Pre-acquisition leasing information not available.

(2) These projects completed construction and were put in operation during third quarter of 2006.  Accordingly, these numbers represent the leasing-up period for these projects.

(3) Represents development and construction period.

Historical Annualized Average Rents

The following table sets forth average effective annualized rent per square foot for our material properties for the past five years (or such shorter period for which information is available):

	Average Effective Annualized Rent per Square Foot (4)
Property	2008	2007	2006		2005		2004

15172 Goldenwest Circle	$7.29	$7.56	$7.10		$6.68		$6.60
20100 Western Avenue	$11.41	$11.35	$11.26		$10.97		$10.56
Mack Deer Valley	$8.73	$7.75	$3.74	(2)	$—	(3)	$—	(3)
Pinnacle Park Business Center	$7.65	$8.24	$1.43	(2)	$—	(3)	$—	(3)
Orlando Small Bay Portfolio	$7.59	$7.35	$—	(1)	$—	(1)	$—	(3)
Monroe North CommerCenter	$5.83	$5.87	$—	(1)	$—	(1)	$—	(3)

(1)	Pre-acquisition leasing information not available.
(2)	These projects completed construction and were put in operation during third quarter of 2006. Accordingly, these numbers represent the leasing-up period for these projects.
(3)	Represents development and construction period.
(4)	Average effective annualized rent per square foot is calculated by dividing annual rental revenues by sum of quarterly occupied square footage.

Portfolio Lease Expirations

The following table sets forth lease expiration information for each of the ten years following December 31, 2008:

Year Ending December 31	No. of Leases Expiring	Approx. Amount of Expiring Leases (Sq. Feet)	Base Rent of Expiring Leases (Annual $)	Percent of Total Leasable Area Expiring (%)	Percent of Total Annual Base Rent Expiring (%)
2009	33	257,305	$1,718,000	20.9%	19.6%
2010	38	149,348	1,214,000	12.1%	13.8%
2011	39	282,923	2,631,000	22.9%	30.0%
2012	9	190,671	1,452,000	15.5%	16.5%
2013	11	184,876	1,460,000	15.0%	16.6%
2014	4	19,412	174,000	1.6%	2.0%
2015	1	6,200	56,000	0.5%	0.6%
2016	2	9,364	79,000	0.8%	0.9%
2017	—	—	—	0.0%	0.0%
2018	—	—	—	—%	—%
	137	1,100,099	$8,784,000	89.3%	100.0%

Funds from Operations

Funds from operations (“FFO”) is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance.  We compute FFO in accordance with the definition outlined by the National Association of Real Estate Investment Trusts (“NAREIT”).  NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures and subsidiaries.  Our FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.  We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which is not immediately apparent from net income.  Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time.  Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient.  As a result, our management believes that the use of FFO, together with the required GAAP presentations, provide a more complete understanding of our performance.  Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts pending investment, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses.  FFO should not be considered as an alternative to net income (loss), as an indication of our performance, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.  FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capital expenditures and payments of principal on debt, each of which may impact the amount of cash available for distribution to our stockholders. Our calculation of FFO for each of the last four quarters is presented below:

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008

Net loss	(488,000)	(66,000)	$(347,000)	$(554,000)

Real estate depreciation & amortization	955,000	948,000	882,000	790,000
Funds from operations (FFO)	$467,000	$882,000	$535,000	$236,000

Weighted average shares	19,721,231	17,677,146	13,829,889	11,535,060

FFO per weighted average shares	$0.02	$0.05	$0.04	$0.02

Distributions

Some or all of our distributions have been paid from sources other than operating cash flow, such as offering proceeds, cash advanced to us or reimbursements of expenses from our advisor and proceeds from loans including those secured by our assets.  Currently, we make cash distributions to our stockholders from capital at an annualized rate of 6.0%, based on an $8.00 per share purchase price. These distributions are being paid in anticipation of future cash flow from our investments. Until proceeds from our offering are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay all or a substantial portion of our distributions from the proceeds of our offering or from borrowings in anticipation of future cash flow, reducing the amount of funds that would otherwise be available for investment.

The distributions paid for the year ended December 31, 2008 were approximately $6.8 million.  Of this amount approximately $4.1 million was reinvested through our dividend reinvestment plan and approximately $2.7 million was paid in cash to stockholders.  For the year ended December 31, 2008 cash flow from operations and FFO was $2.5 million and $2.1 million, respectively.  Accordingly, for the year ended December 31, 2008, distributions were funded from sources other than cash from operations.  Cash amounts distributed to stockholders in excess of cash flow from operations in the amount of $0.2 million for the year ended December 31, 2008 were funded from proceeds from this offering.

For the last four fiscal quarters, we have paid distributions and have generated cash flow from operations and FFO in the following amounts:

	Distributions	Distributions Paid			Cash Flow from	Funds from
Period	Declared (1)	Cash	Reinvested	Total	Operations	Operations
First quarter 2008	$1,205,000	$450,000	$662,000	$1,112,000	$253,000	$236,000
Second quarter 2008	1,536,000	578,000	869,000	1,447,000	1,041,000	535,000
Third quarter 2008	2,129,000	759,000	1,172,000	1,931,000	1,090,000	882,000
Fourth quarter 2008	2,399,000	908,000	1,406,000	2,314,000	157,000	467,000
	$7,269,000	$2,695,000	$4,109,000	$6,804,000	$2,541,000	$2,120,000

(1) 100% of the distributions declared during 2008 represented a return of capital for federal income tax purposes.

PROSPECTUS UPDATES

Suitability Standards

The following information supplements the discussion contained in the “Suitability Standards” section beginning on page i of the prospectus.

Stock will only be sold to residents of the States of Iowa, Kansas, Michigan, North Dakota, Oregon and Washington representing that they meet one of the following suitability standards:

(1) a net worth of at least $250,000; or

(2) gross annual income of at least $70,000 and a net worth of at least $70,000.

In addition, residents of the states Michigan and Oregon must have a net worth of at least 10 times their investment in us.

Also, it is recommended that residents of the state of Kansas invest no more than 10% of their liquid net worth in our stock and the securities of other real estate investment trusts.  Liquid net worth is that portion of net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the stock if such person is the fiduciary or by the beneficiary of the account.

Those selling stock on our behalf must make every reasonable effort to determine that the purchase of stock in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution—Suitability Standards” in the prospectus for a detailed discussion of the determinations regarding suitability that we require of all those selling stock on our behalf.

Prospectus Summary

The following risk factors supplement the risk factors found on the cover page and on page 4 of the prospectus:

•                  Recent disruptions in the financial markets and deteriorating economic conditions could adversely affect the values of our investments and our ongoing results of operations.

•                  We have made and expect to make distributions from sources other than operating cash flow, including from offering proceeds.

•                  The offering price was not established on an independent basis and bears no relationship to the net value of our assets. The offering price is likely to be higher than the amount you would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares as well as the recent reduction in the demand for real estate as a result of current disruptions in the credit markets and the economic slowdown.

The following chart shows how we are affiliated with our advisor and our operating partnership and updates the chart found on page 3 of the prospectus:

Our Liquidity Strategy

The following supersedes and replaces the discussion of our liquidity strategy on pages 3 and 48 of the prospectus:

On or before September 21, 2012, our board of directors will take action to provide enhanced liquidity for our stockholders.  The directors will consider various plans to enhance liquidity, including, but not limited to:

•                  modifying our stock repurchase program to increase the number of shares that we can redeem under the program during any given period, and to expand the sources of funding that we can use to redeem shares under the program;

•                  seeking stockholder approval to begin an orderly liquidation of our assets and distribute the available proceeds of such sales to our stockholders;

•                  listing our stock for trading on a national securities exchange; or

•                  seeking stockholder approval of another liquidity event such as a sale of our assets or a merger with another entity.

The implementation of one or more of these plans will be at the discretion of our board of directors based upon its consideration of the best interests of our stockholders, however, we currently believe that a modification to our share redemption program is the liquidity option most likely to be implemented on or before September 21, 2012.

Questions and Answers About This Offering

The following supersedes and replaces the answer found on page 6 of the prospectus to the question, “Why do you intend to acquire industrial properties?”:

According to NCREIF, over the past 15 years, industrial properties have historically tended to be among the top performing segments in real estate compared to investments in retail and office properties on a total return basis.

The following supersedes and replaces the answer found on page 7 of the prospectus to the question, “Where will the properties you acquire be located?”:

We expect to acquire properties in major metropolitan markets throughout the United States that meet the market criteria described on page 1 of the prospectus. While we do not currently intend to acquire properties outside of the United States, we are not prevented by our charter from doing so.  Although our charter does not prohibit our acquisition of properties outside the United States, it does require that prior to making any such investments, our board of directors be composed of individuals who have at least three years of relevant experience acquiring and managing such acquisitions.

The following supersedes the answer found on page 8 of the prospectus to the question, “How long do you expect to hold properties prior to sale?”:

Cornerstone-related entities have historically held properties an average of approximately 4.4 years. We may hold properties for a longer or shorter period of time than this historic average. Our current expectation is that we will hold our properties for between 7 and 10 years.  The actual hold period will depend upon a variety of considerations, including our investment plan for the particular property, the prevailing economic conditions and our overall liquidity strategy for the portfolio.  Properties acquired by prior programs were purchased, owned and operated during different economic cycles and past holding periods are no indication of the length of time which we may hold our properties. Our ability to sell our properties may be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time, generally two years.

The following supersedes the answer found on page 8 of the prospectus to the question, “Have prior funds sponsored by your affiliates generated capital gains to investors?”:

Yes. Based upon Cornerstone-related entities’ historical sales of properties, the average annualized profits from property sales were 7.4% per year in addition to cash flows from rental operations. Prior properties were purchased, owned and operated during different economic cycles. Past performance of these properties is no indication of our future results.

The following supersedes the answer found on page 10 of the prospectus to the question, “Do you have a stock repurchase program?”:

Yes, we have adopted a stock repurchase program. The amount that we will generally pay to repurchase your stock will depend upon the length of time you have held your stock as set forth in the following table:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 2	90% of your purchase price
2 or more but less than 3	95% of your purchase price
Less than 3 in the event of death	100% of your purchase price
3 or more but less than 5	100% of your purchase price
5 or more	Estimated liquidation value

The stock repurchase price is subject to adjustment as determined from time to time by our board of directors. At no time will the stock repurchase price exceed the price at which we are offering our common stock for sale. The stock repurchase price for shares received as part of the special 10% stock distribution will be the same as the stock repurchase price for the shares purchased by an investor. You will not be charged any fees for participating in our stock repurchase program.

We have no obligation to repurchase your stock. Our stock repurchase program has limitations and restrictions and may be cancelled. We intend to redeem shares using proceeds from our distribution reinvestment plan but we may use other available cash to repurchase the shares of a deceased shareholder. Our board of directors may modify our stock repurchase program so that we can also redeem stock using the proceeds from the sale of our properties or other sources. During this offering and until September 12, 2012, we do not intend to redeem more than the lesser of (i) the number of shares that could be redeemed using the proceeds from our distribution reinvestment plan in the prior calendar year or (ii) 5% of the number of shares outstanding at the end of the prior calendar year. After September 12, 2012, the number of shares that we redeem under the stock repurchase program is not expected to exceed 10% of the number of shares outstanding at the end of the previous year. In most instances, requests for redemption will be processed on a monthly basis. If we do not redeem all the shares presented, we will attempt to honor redemption requests in future months on a prorated basis. We reserve the right to amend or terminate our stock repurchase program upon thirty days prior written notice to our stockholders. See “Description of Stock—Stock Repurchase Program.”

The following supersedes the answer found on page 11 of the prospectus to the question, “What is your term or expected life?”:

We do not have a fixed term. On or before September 21, 2012, our board of directors will take action to provide enhanced liquidity for our stockholders.  The directors will consider various plans to enhance liquidity, including, but not limited to:

•   modifying our stock repurchase program to increase the number of shares that we can redeem under the program during any given period, and to expand the sources of funding that we can use to redeem shares under the program;

•   seeking stockholder approval to begin an orderly liquidation of our assets and distribute the available proceeds of such sales to our stockholders;

•   listing our stock for trading on a national securities exchange; or

•   seeking stockholder approval of another liquidity event such as a sale of our assets or a merger with another entity.

•   The implementation of one or more of these plans will be at the discretion of our board of directors based upon its consideration of the best interests of our stockholders, however, we currently believe that a modification to our share redemption program as described above is the liquidity option most likely to be implemented on or before September 21, 2012.  If our board of directors determines that a listing of our shares, or a liquidation of our assets, would not be in the best interests of our stockholders, or if our stockholders vote on and decline to approve such a listing or liquidation, then we will continue in existence until all of our properties and other assets are liquidated.

Risk Factors

Below are updates regarding some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements.  The risks and uncertainties described below should be read together with the risk factors disclosed in our prospectus dated August 11, 2008.

Recent disruptions in the financial markets and deteriorating economic conditions could adversely affect the values of our investments and our ongoing results operations.

Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and consequent reductions in property values. Furthermore, the current state of the economy and the implications of future potential weakening may negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our current portfolio. The current downturn may impact our tenants’ business operations directly, reducing their ability to pay base rent, percentage rent or other charges due to us.

Liquidity in the global credit market has been significantly contracted by market disruptions, making it costly to obtain new lines of credit or refinance existing debt, when debt financing is available at all.

The occurrence of these events could have the following negative effects on us:

•                  the values of our investments in commercial properties could decrease below the amounts we paid for the investments;

•                  revenues from our properties could decrease due to lower occupancy rates, reduced rental rates and potential increases in uncollectible receivables; and

•                  we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms.

These factors could impair our ability to make distributions to you and decrease the value of your investment in us.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our stockholders may be limited.

Equity real estate investments are relatively illiquid. Therefore, we will have a limited ability to vary our portfolio in response to changes in economic or other conditions. In addition, the liquidity of real estate investments has been further reduced by the recent turmoil in the capital markets, which has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and consequent reductions in property values.  As a result of these factors, we will also have a limited ability to sell assets in order to fund working capital and similar capital needs. When we sell any of our properties, we may not realize a gain on such sale. We may not elect to distribute any proceeds from the sale of properties to our stockholders; for example, we may use such proceeds to:

•                  purchase additional properties;

•                  repay debt, if any;

•                  buy out interests of any co-venturers or other partners in any joint venture in which we are a party;

•                  create working capital reserves; or

•                  make repairs, maintenance, tenant improvements or other capital improvements or expenditures to our remaining properties.

Our ability to sell our properties may also be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time, generally two years, and comply with certain other requirements in the Internal Revenue Code.

We expect to continue using temporary acquisition financing to acquire properties and otherwise incur other indebtedness, which will increase our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We used temporary acquisition financing to acquire nine of the twelve properties we owned as of December 31, 2008.  We intend to use proceeds from this offering to pay down temporary acquisition financing that we have already incurred; however, we expect to continue acquiring real properties using temporary acquisition financing. This will enable us to continue acquiring properties before we have raised offering proceeds for the entire purchase price. We plan to use subsequently raised offering proceeds to pay off the temporary acquisition financing.

We expect to borrow funds for operations, tenant improvements, capital improvements or for other working capital needs. We also expect to borrow funds to make distributions including but not limited to funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. To the extent we borrow funds, we may raise additional equity capital or sell properties to pay off such debt.

If there is a shortfall between the cash flow from a property and the cash flow needed to service temporary acquisition financing on that property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, the value of your investment will be reduced.

Liquidity in the global credit market has been significantly contracted by market disruptions, making it costly to obtain new lines of credit or refinance existing debt, when debt financing is available at all. To the extent that market conditions prevent us from obtaining temporary acquisition financing on financially attractive terms, our ability to make suitable investments in commercial real estate could be delayed or limited.  If we are unable to invest the proceeds from this offering in suitable real estate investments for an extended period of time, distributions to you may be delayed and may be lower and the value of your investment could be reduced.

We have, and may in the future, pay distributions from sources other than cash provided from operations.

Until proceeds from this offering are invested and generating operating cash flow sufficient to make distributions to stockholders, we intend to pay a substantial portion of our distributions from the proceeds of our offerings or from borrowings in anticipation of future cash flow. To the extent that we use offering proceeds to fund distributions to stockholders, the amount of cash available for investment in properties will be reduced.  From our inception through the year ended December 31, 2008 our cumulative funds from operations (FFO) amounted to a loss of approximately $0.3 million.  During that period we paid distributions to investors of approximately $10.2 million, of which approximately $6.0 million was reinvested pursuant to our distribution reinvestment plan and approximately $4.2 million was paid to investors in cash from our offering proceeds.

Your interest in us may be diluted if we issue additional stock.

Our stockholders do not have preemptive rights to any stock we issue in the future. Therefore, in the event that we (1) sell stock in the future, including stock issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into stock, (3) issue stock in a private offering, (4) issue stock upon the exercise of the options granted to our independent directors, employees of our advisor or others, or (5) issue stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests in our operating partnership, investors purchasing stock in this offering will experience dilution of their percentage ownership in us. Depending on the terms of such transactions, most notably the price per share, which may be less than the price paid per share in this offering, and the value of our properties, investors in this offering might also experience a dilution in the book value per share of their stock.

We have filed a registration statement on Form S-11 with the SEC (SEC File no. 333-155640) to register a follow-on public offering of up to 77,500,00 shares of common stock.  Pursuant to the  registration statement, we propose to register up to 56,250,000 shares of common stock in a primary offering for $8.00 per share, with discounts available to certain categories of purchasers. We will also register up to 21,250,000 shares pursuant to our dividend reinvestment plan at a purchase price equal to the higher of $7.60 per share or 95% of the fair market value of a share of our common stock.  If we sell shares in a follow-on offering at a price to the public of $8.00 per share, the book value of our outstanding shares will not be diluted, however the percentage of our stock held by our current stockholders will decrease.

The offering price was not established on an independent basis and you may be paying more for our stock than its value or the amount you would receive upon liquidation.

The offering price of our shares of stock bears no relationship to our book or asset value or to any other established criteria for valuing stock. The board of directors considered the following factors in determining the offering price:

•   the offering prices of comparable non-traded REITs; and

•   the recommendation of the dealer manager.

However, the offering price is likely to be higher than the price at which you could resell your shares because (1) our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and (2) there is no public market for our shares. Moreover, the offering price is likely to be higher than the amount you would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares as well as the recent reduction in the demand for real estate as a result of the recent credit market disruptions and economic slowdown.

We are dependent on our affiliated dealer manager to raise funds in our offerings.  Events that prevent our dealer manager from serving in that capacity would jeopardize the success of our offerings and could reduce the value of your investment.

The success of our offerings depends to a large degree on the capital-raising efforts of our affiliated dealer manager.  If we were unable to raise significant capital in our offerings, our general and administrative costs would be likely to continue to represent a larger portion of our revenues than would otherwise be the case, which would likely adversely affect the value of your investment.  In addition, lower offering proceeds would limit the diversification of our portfolio, which would cause the value of your investment to be more dependent on the performance of any one of our properties.  Therefore, the value of your investment could depend on the success of our offerings.

We believe that it could be difficult to secure the services of another dealer manager for a public offering of our shares should our affiliated dealer manager be unable to serve in that capacity.  Therefore, any event that hinders the ability of our dealer manager to conduct offerings on our behalf would jeopardize the success of our offerings and could adversely affect the value of your investment.  A number of outcomes, including the FINRA proceeding and risks discussed below, could impair our dealer manager’s ability to successfully serve in that capacity.

Our dealer manager has limited capital.  In order to conduct its operations, our dealer manager depends on transaction-based compensation that it earns in connection with offerings in which it participates.  If our dealer manager does not earn sufficient revenues from the offerings that it manages, it may not have sufficient resources to retain the personnel necessary to market and sell large amounts of shares on our behalf.  In addition, our dealer manager has also relied on equity investments from our affiliates in order to fund its operations, and our affiliates have relied on private offering proceeds in order to make such equity investments in our dealer manager.  Should our affiliates become unable or unwilling to make further equity investments in our dealer manager, our dealer manager’s operations and is ability to conduct a successful public offering for us could suffer.

Our dealer manager has been the subject of a non-public inquiry by FINRA focused on private placements conducted by our dealer manager during the period from January 1, 2004 through October 31, 2007.  FINRA recently informed our dealer manager that it has concluded its inquiry.  FINRA has verbally indicated its intention to allege that the dealer manager violated NASD conduct rules 2210 (Communications with the Public), 3010 (Supervision) and 2110 (Standards of Commercial Honor and Principles of Trade) (which is now FINRA rule 2010) and has proposed significant sanctions.  It does not, however, propose to seek to limit our dealer manager from continuing to conduct its business. Our dealer manager believes that it has complied within the conduct requirements of these rules and intends to challenge these findings under FINRA’s dispute resolution protocol before an independent hearing panel.  If the hearing panel finds against the dealer manager and imposes sanctions against our dealer manager, its business could be materially adversely impacted.

Our dealer manager operates in a highly regulated area and must comply with a complex scheme of federal and state securities laws and regulations as well as the rules imposed by FINRA.  In some cases, there may not be clear authority regarding the interpretation of regulations applicable to our dealer manager.  In such an environment, the risk of sanctions by regulatory authorities is heightened.  Although these risks are also shared by other dealer managers of public offerings, the risks may be greater for our dealer manager because of the limited financial resources of our dealer manager and its affiliates.  Limited financial resources may make it more difficult for our dealer manager to endure regulatory sanctions and to continue to serve effectively as the dealer manager of our offerings.  If our dealer manager cannot effectively serve as the dealer manager of our offerings, our offerings may be less successful and the value of your investment may be adversely affected.

ERISA fiduciaries are required to determine annually the fair market value of each asset in the ERISA plan based on liquidation value.  The annual statement of value that we will be sending to stockholders subject to ERISA and to certain other plan stockholders is only an estimate and may not comply with any reporting and disclosure or annual valuation requirements under ERISA or other applicable law.

The annual statement of value will report the value of each share of our stock based as of the close of our fiscal year.  No independent appraisals will be obtained and the value will be based upon an estimated amount we determine would be received if our properties and other assets were sold as of the close of our fiscal year and if such proceeds, together with our other funds, were distributed pursuant to a liquidation.  However, the net asset value of each share of stock will be deemed to be $8.00 during this offering and for the first 18 months following the termination of this offering, unless our board of directors determines otherwise.  The basis for this valuation is that the current public offering price of a share of our common stock is $8.00 per share (ignoring purchase price discounts for certain categories of purchasers).  However, this estimated value is likely to be higher than the price at which our stockholders could resell our stockholders’ shares because:

•                  our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and

•                  there is no public market for our shares.

Moreover, this estimated value is likely to be higher than the amount our stockholders would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares as well as the recent reduction in the demand for real estate as a result of the recent credit market disruptions and economic slowdown.

We will stop providing annual statements of value if our stock becomes listed for trading on a national stock exchange.

Management

Board of Directors

The information in the first sentence of the second paragraph of the “Board of Directors” section on page 32 of the prospectus is superseded as follows:

Our board currently consists of five members, a majority of whom are independent directors.

Committees of the Board of Directors

The information in the “Committees of the Board” section on page 32 of the prospectus is superseded in its entirety as follows:

Many of the powers of the board of directors may be delegated to one or more committees. Our charter requires that each committee consist of at least a majority of independent directors.

Audit Committee

The audit committee selects the independent public accountants to audit our annual financial statements, reviews the plans and results of the audit engagement with the independent public accountants, approves the audit and non-audit services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of our internal accounting controls. The current members of the audit committee are Jody Fouch (Chairman), Paul Danchik, Daniel Johnson and Lee Stedman.

Independent Directors Committee

In order to reduce or eliminate certain potential conflicts of interest, a majority of our independent directors, that is, the directors who are not affiliated with our advisor, will approve all transactions between us and our advisor or its affiliates. Our independent directors are authorized to retain their own legal and financial advisors at our expense and are empowered to act on any matter permitted under Maryland law provided that a majority of our independent directors first determine that the matter at issue is such that the exercise of independent judgment by our advisor could reasonably be compromised. Those conflict-of-interest matters that cannot be delegated to a committee under Maryland law must be acted upon by both the board of directors and a majority of our independent directors. The current members of the independent directors committee are Daniel Johnson (Chairman), Paul Danchik, Jody Fouch and Lee Stedman.

Compensation Committee

Our compensation committee will discharge the board’s responsibilities relating to compensation of our executives. The compensation committee will administer the granting of stock options to our advisor, selected employees of our advisor and its directors, officers and affiliates based upon recommendations from our advisor and set the terms and conditions of such options in accordance with our Employee and Director Incentive Stock Plan. Our compensation committee will also have authority to amend the Employee and Director Incentive Stock Plan or create other incentive compensation and equity-based plans. The current members of the compensation committee are Paul Danchik (Chairman), Daniel Johnson and Lee Stedman.

Investment Committee

Our investment committee’s basic responsibility is to review the real estate investments proposed to be made by us, including investments in real estate through joint ventures, and to confirm that the real estate investments selected by our management are consistent with the investment limitations set forth in our charter and consistent with our acquisition policies, our primary investment focus, property selection criteria and conditions to closing. Our investment committee shall consist of at least three directors, a majority of whom are “independent directors” as defined in our charter. Lee Stedman is the current chairman of the investment committee and the current members are all of the members of our board.

Executive Officers and Directors

The information in the “Executive Officers and Directors” section on page 33 of the prospectus is superseded in its entirety as follows:

We have provided below certain information about our executive officers and directors. Our directors serve for a term of one year or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of our board of directors and have no fixed term of office.

Name	Age	Positions
Terry G. Roussel	56	President, Chief Executive Officer and Director
Sharon C. Kaiser	64	Chief Financial Officer
Alfred J. Pizzurro	52	Senior Vice President and Secretary
Paul Danchik	58	Independent Director
Jody J. Fouch	47	Independent Director
Daniel L. Johnson	53	Independent Director
Lee Powell Stedman	55	Independent Director

Terry G. Roussel is one of the founders of the Cornerstone-related entities that commenced operations in 1989. Mr. Roussel founded our business and has been our President and Chief Executive Officer and one of our directors since October 2004.  Mr. Roussel is the Chief Executive Officer and a Director of Cornerstone Realty Advisors, LLC, our Advisor, a position he has held since July 2005.  Mr. Roussel is also the President, Chief Executive Officer, a Director and the majority shareholder of Cornerstone Ventures, Inc., an affiliate of our advisor. Since October 2006, Mr. Roussel has been the President, Chief Executive Officer and a director of Cornerstone Growth & Income REIT, Inc., and President and Chief Executive Officer of Cornerstone Leveraged Realty Advisors, LLC.  Mr. Roussel is also a principal and the majority shareholder of Pacific Cornerstone Capital, Inc., the dealer-manager for our offering of securities.  Under Mr. Roussel’s direction, Cornerstone and its affiliates formed ten separate real estate investment funds and joint ventures.  In 1993, Cornerstone and its affiliates became managing joint venture partner with Koll Capital Markets Group, Inc., a wholly owned subsidiary of Koll Management Services, Inc. (now owned by CB Richard Ellis).

As managing partner of the above-described funds and joint ventures, Cornerstone and its affiliates were responsible for the acquisition, operation, leasing, and disposition of all jointly owned properties between Cornerstone and Koll.  In connection with acquiring properties for the account of these joint ventures, Mr. Roussel personally supervised the acquisition of each property, initiated and directed the business plan for each property, and arranged debt and equity financing for the acquisition of each property.

In 1985, Mr. Roussel started the Special Investments Group, a new division within Bank of America’s Capital Markets Group which provided real estate investment opportunities to the bank’s wealthiest private banking clients.  Between 1980 and 1985, Mr. Roussel was employed by Bateman Eichler, Hill Richards, Inc., a regional securities firm headquartered in Los Angeles, California.  In this capacity, Mr. Roussel was promoted to First Vice President and Manager of the partnership finance department where he was responsible for the due diligence and marketing of all publicly registered real estate funds offered by the firm.

Mr. Roussel graduated with honors from California State University at Fullerton in 1976 with a B.A. in Business Administration with a concentration in Accounting.  Subsequent to graduation, Mr. Roussel joined the accounting firm of Arthur Andersen & Co. as an auditor and later transferred to the tax department of Arthur Young & Co., the predecessor firm to Ernst & Young. Mr. Roussel became a Certified Public Accountant in 1979.

Sharon C. Kaiser joined Cornerstone in July 2005 as our Chief Financial Officer and in August 2005, she became the Chief Financial Officer of our advisor. Ms. Kaiser is responsible for our finance and accounting, IT, human resources and administrative functions.  Prior to joining Cornerstone, Ms. Kaiser was Director of Financial Operations for Westfield America, Inc., an owner, manager and developer of regional shopping centers and the American subsidiary of one of the largest listed retail REITs in the world. From 1999 to 2002, Ms. Kaiser served as Chief Financial Officer of The StayWell Company, a subsidiary of Vivendi Universal, and from 1995 to 1999, she served as Chief Financial Officer and Senior Vice President of HemaCare Corporation, a publicly-traded biomedical company. Her responsibilities included financial accounting and reporting, information technology, investor relations and human resources, as well as strategic planning and acquisition due diligence and integration.  Before joining HemaCare Corporation, Ms. Kaiser served as the Chief Financial Officer of a publicly-traded (AMEX) REIT sponsored by The Koll Company. She started her career with Arthur Andersen and Co., leaving as a senior manager.  Ms. Kaiser holds a Bachelor of Science degree in Business Administration from the University of Southern California and has been a Certified Public Accountant since 1981.

Alfred J. Pizzurro has been our Senior Vice President and Secretary since October 2004. Mr. Pizzurro is also a Senior Vice President and Director of our advisor and a Senior Vice President, a Director and a principal of Cornerstone Ventures, Inc. and Pacific Cornerstone Capital, Inc., the dealer manager for this offering. Mr. Pizzurro joined Cornerstone Ventures, Inc. in April 1998 and has been the individual primarily responsible for Cornerstone Venture’s marketing and new business development activities since that time. Between 1993 and 1998, Mr. Pizzuro was responsible for business development both domestically and internationally for The Joseph Company, a research and development company. From 1986 to 1992, he was the Director of Marketing for a regional real estate company. Mr. Pizzurro served as a helicopter pilot in the United States Marine Corps between 1979 and 1986 where he attained the rank of Captain.  Mr. Pizzurro received his Bachelor of Science Degree in Communications from Clarion University in 1978.

Paul Danchik retired in 2003 as Senior Vice President of Warner Media Services, a division of Time Warner, Inc.  Mr. Danchik was a member of the Executive Management Team of Warner Media Services and was responsible for their Consumer Products Business unit. Mr. Danchik began his career with Ivy Hill Packaging in 1973, which was acquired by Time Warner, Inc. in 1989.  Mr. Danchik also serves as a consultant to Acres of Love, a non-profit organization currently operating twenty homes licensed in the Republic of South Africa for care of abandoned children living with or affected by HIV/AIDS. Mr. Danchik earned a Bachelor of Science Degree in Business Administration from the University of LaVerne.

Jody Fouch has been a partner with the public accounting firm of Skinner Fouch Olson & Schaus LLP and its predecessor, Fouch & Olson, LLP, since 2001. The firm specializes in providing business and tax planning advice to clients in the real estate industry. In the course of his public accounting career, Mr. Fouch has been involved in structuring REIT offerings, including UPREIT and down REIT structures and the development of tax deferral strategies. Mr. Fouch received a Bachelor of Arts degree from the University of San Diego in 1985.

Daniel Johnson is a founder and since 2003 has been the Senior Vice President of Sales for InfoSpan, Inc., a developer and operator of customer interaction centers for United States based corporations with operations in Latin America.  From 2000 to 2003, Mr. Johnson was the President of Rutilus Software, Inc. a developer of disk-based storage software.  Prior to 2000, Mr. Johnson spent fourteen years with Toshiba America where he was Vice President of OEM Sales. In this capacity he was responsible for worldwide sales for products within his Division of Toshiba America.  Mr. Johnson holds a Bachelor’s degree from Southern Illinois University.

Lee Powell Stedman is the founder and Chief Executive Officer of Realty Development Advisors, LLC (“RDA”) which he formed in 1996.  RDA is a full service commercial real estate company specializing in development, leasing and real estate consulting.  Since 1995, Mr. Stedman has been involved in the development, financing and leasing of twenty-two commercial properties in five states.  Prior thereto, Mr. Stedman was employed in the real estate acquisition department of a real estate firm and was Manager, REO/Commercial Sales Specialist for the Resolution Trust Corporation.  Mr. Stedman received his Bachelor of Science Degree from the University of Minnesota.

The Advisory Agreement

The information in “The Advisory Agreement” section on page 35 of the prospectus is supplemented as follows:

On March 10, 2009, we entered into an amendment to our advisory agreement with Cornerstone Realty Advisors, LLC to revise the timing and method of payment of the subordinated performance fee due to the advisor upon termination of the advisory agreement.  Pursuant to the amendment, upon termination of the advisor, the subordinated performance fee will be paid in the form of a non-interest bearing promissory note.  Payment of the note will be deferred until we receive net proceeds from property sales.  If the promissory note has not been paid in full within five years from the termination of the advisor, then the advisor may elect to convert the balance of the fee into shares of our common stock.  The other terms of the advisory agreement are unaffected by the amendment.  Either our advisor or a majority of our independent directors may terminate the advisory agreement without cause or penalty upon 60 days written notice.

Investment Objectives and Acquisition Policies

The information in the “Property Selection – Other Potential Investments” section on page 50 of the prospectus is superseded in its entirety as follows:

Other Potential Investments

While we intend to invest in multi-tenant industrial properties, we have the ability to invest in any type of real estate investment that we believe to be in the best interests of our stockholders, including other real estate funds or REITs, mortgage funds, mortgage loans and sale lease-backs.  Furthermore, there are no restrictions on the number or size of properties we may purchase or on the amount or proportion of net proceeds of this offering that we may invest in a single asset.  We may invest in whatever types of interests in real estate or real estate-related assets that we believe are in our best interests.  Although we can invest in any type of real estate investment, our charter restricts certain types of investments. These limitations are described in our prospectus under “Investment Limitations.”  While we generally do not expect to make substantial investments in loans to other persons (other than mortgage loans described below), each investment will be evaluated on its merits, and we will not forego a favorable  investment opportunity that is not anticipated in our general portfolio composition. This was the case with respect to the investment described under the heading “Recent Mortgage Investment” on page 3 of this supplement.

We do not intend to underwrite securities of other issuers or to engage in the purchase and sale of any types of investments other than real estate investments.

The information in the “Property Selection – Mortgage Loans” section on page 50 of the prospectus is superseded in its entirety as follows:

Mortgage Loans

Although we generally do not intend to make mortgage loans or to invest in mortgages, we may do so within the limits prescribed by our charter.  We do not have a goal of investing any particular percentage of our assets in mortgages.  Some of the circumstances under which we may invest in mortgages or make mortgage loans include:

•   when a property owner requires us to make a mortgage loan as a condition to our purchase of a property;

•   if we indirectly acquire a mortgage by purchasing an entity, such as a REIT or other real estate company, that also owns a mortgage; and

•   if we acquire a mortgage with the view of acquiring the underlying property through foreclosure.

However, we are not limited to making mortgage loans under only these circumstances and we may occasionally make opportunistic investments that we believe to be in the best interests of our stockholders.  This was the case with respect to the investment described under the heading “Recent Mortgage Investment” on page 3 of this supplement.

Prior Performance Summary

The information in the “Prior Performance Summary” section on page 55 of the prospectus is superseded in its entirety as follows:

Affiliates of our advisor have been real estate investment fund managers since 1989. Cornerstone affiliates have profitably completed the investment cycle for eight prior funds which have invested in multi-tenant industrial real estate. The investment cycle on these eight prior funds has averaged 4.4 years. The funds acquired, owned and operated properties during different economic cycles.

Public Programs

Affiliates of our advisor have sponsored two other public programs.  The first program, Cornerstone Realty Fund, LLC, a publicly registered, non-traded real estate limited liability company which, as of August 18, 2005, the date the offering was fully subscribed, had raised $50,000,000 from 1,297 investors. This program has acquired a total of seven properties, all of which were existing multi-tenant industrial properties. Two of these properties were located near Chicago, Illinois, four of these properties are located in Southern California, and one property is located in Tempe, Arizona. One of the Chicago, Illinois area properties was sold in April 2007. The properties were purchased on an all-cash basis with no debt financing. As of December 31, 2008, this program had invested approximately $39,400,000 in properties and related lease intangibles, sold one property for net proceeds of approximately $2.9 million and had approximately $2.3 million available for reserves and other operating needs.  The program does not expect to acquire additional properties.  Cornerstone Realty Fund’s investment objectives of income and growth are similar to our program. Cornerstone Realty Fund’s investments in all-cash, debt free core properties provide a lower risk profile than our program.

The second program, Cornerstone Growth & Income REIT, Inc., is also a publicly registered, non-traded REIT. As of December 31, 2008, Cornerstone Growth & Income REIT had raised  gross proceeds of approximately $10.5 million from the sale of approximately 1.1 million shares in its initial public offering, which commenced in October 2007 and is currently ongoing. This program acquired its first property on January 22, 2009.  Unlike us, Cornerstone Growth & Income REIT intends to acquire some properties using low to moderate levels of debt financing with leverage ranging from 40% to 50% of the cost of its assets.  It will also target investments in certain value-added and opportunistic properties, using moderate to high levels of debt financing with leverage ranging from 65% to 75% of the cost of the asset.  As a result,  Cornerstone Growth & Income REIT will have a higher risk profile than our program.  Although its risk profile may differ, its investment objectives of preservation of capital, income and growth are similar to the investment objectives of our program.

Private Programs

This section provides you with information about the historical experience of privately offered real estate programs organized and sponsored by Cornerstone Ventures, Inc. and its affiliates. Cornerstone Ventures, Inc. is the managing member of CIP Leveraged Fund Advisors, LLC, which is the sole member of our advisor. Between February 1993 and December 2003, the Cornerstone entities were responsible for the identification, acquisition and operation of multi-tenant industrial properties being acquired by two real estate operating joint ventures formed between Cornerstone and Koll Capital Markets Group, Inc. The two joint ventures historically operated under the name of Koll Cornerstone. Between February 1993 and August 1997, Koll Capital Markets Group, Inc., was owned by Koll Management Services, Inc. In August 1997, Koll Capital Markets Group, Inc. was acquired by CB Richard Ellis. In 1996, affiliates of Cornerstone were selected by Citigroup in New York to assist Citigroup in launching its international private banking real estate division. Cornerstone successfully completed three real estate equity joint ventures with affiliates of Citigroup. As of December 31, 2002, all operating properties of the above-described joint ventures had been sold. The above-described joint ventures are unrelated to us. Neither Koll Capital Markets Group, Inc., Koll Management Services, Inc., CB Richard Ellis nor Citigroup has any involvement with us.

During the last ten years, Cornerstone and its affiliates have sponsored eight privately offered real estate limited partnerships, which raised a total of $18,316,000 from 52 investors. These programs acquired a total of 10 properties, all of which were existing multi-tenant industrial properties located in Southern California. The total purchase price of these properties was $61,476,000, a significant portion of which was represented by borrowed funds. All of these properties have been sold in their entirety as of December 31, 2002. These programs acquired multi-tenant industrial properties using permanent financing. These programs present similar risks to the investors and their investment objectives were similar to ours in this respect.

These programs have been liquidated according to plan and the profits have been distributed to investors.

In addition to the programs as described above, Cornerstone Private Equity Fund, Inc., is an ongoing private placement that is sponsored by Cornerstone Leveraged Realty Advisor, LLC. As of December 31, 2008, Cornerstone Private Equity Funds, Inc. had sold approximately 2.1 million shares of common stock in its ongoing offering, raising gross offering proceeds of approximately $2.1 million from 34 investors.  Cornerstone Private Equity Fund expects to use the net proceeds of its offering to invest in healthcare, multi tenant industrial, net leased retail, self storage and other real estate properties as direct owner or as a joint venture partner or to make other real estate related investments such as mortgage loans or investments in real estate related securities.  On December 28, 2007, Cornerstone Private Equity Fund invested $500,000 for a 10% equity interest in an existing self storage facility located near St. Petersburg, Florida.

Adverse Business Developments or Conditions

Cornerstone Realty Fund, LLC experienced net losses in 2001 and 2002, which were the first two years of its offering, and in 2008 due to asset impairment charges.

Cash flows from the operations of Cornerstone Realty Fund have been insufficient to fund all of the distributions paid to its investors in 2002 through 2008.  Distributions paid in 2002 consisted of a return of capital. In the years 2003 through 2008, a portion of the distributions paid 2008 consisted of a return of capital and a portion was funded from cash flows from operations.  With respect to distributions paid in year 2003 and 2005, a portion was funded by the sponsor of the fund (without any obligation on the part of the fund to repay the sponsor).  For more information, please refer to Table III on page P-3.  Cornerstone Realty Fund has paid distributions in excess of cash flow from operations because it believed that its investors desired a stable dividend yield and expected that its future cash flows from operations would be sufficient over the long-term to maintain that yield.  However, distributions that constituted a return of capital reduced the funds otherwise available to Cornerstone Realty Fund for the acquisition of properties, reducing overall investor returns, and the negative effects of the current economic environment on occupancy and rental revenue make it unlikely that Cornerstone Realty Fund will be able to completely fund its dividend from operating cash flow.  As of the date of this prospectus, our advisor believes that there have been no other major adverse business developments or conditions experienced by any prior program that would be material to investors in this offering.

Additional Information

Potential investors are encouraged to examine the Prior Performance Tables in this prospectus for more detailed information regarding the prior experience of our advisor and its affiliates. In addition, upon request, prospective investors may obtain from our advisor without charge copies of offering materials and any reports prepared in connection with any of the public programs sponsored by our advisor and its affiliates, including a copy of the most recent Annual Report on Form 10-K filed with the SEC. For a reasonable fee, we will also furnish upon request copies of the exhibits to any such Form 10-K. Any such request should be directed to our advisor. These documents and any of these future filings with the SEC will be available to the public over the Internet at the SEC’s website at www.sec.gov and on our website at www.crefunds.com which provides a link to our SEC filings.

Prior Program Liquidity Events

Our sponsor, Cornerstone Realty Advisors, LLC, and its affiliates, have sponsored two other public programs, Cornerstone Realty Fund, LLC and Cornerstone Growth & Income REIT, Inc.  Each of these programs stated in its prospectus filed with the SEC a date by which the program might be liquidated and neither of these two programs has reached its respective liquidity date.  Cornerstone Growth & Income REIT has made no determination to extend its liquidity date.  Cornerstone Realty Fund has a stated liquidity date of December 31, 2010, however, on April 6, 2009, the managing member of Cornerstone Realty Fund filed a preliminary proxy statement with the Securities and Exchange Commission proposing a vote of the company’s members to amend the company’s operating agreement to extend the dissolution date of the company from December 31, 2010 to December 31, 2012.  As stated in the preliminary proxy statement, the purpose of this amendment would be to provide the managing member additional flexibility to determine the most favorable timing for liquidation of the company’s assets based on market conditions. The managing member believes that selling the company’s portfolio of real estate properties in current market conditions would not be in the best interest of the members of the company and extending the dissolution date of the company to December 31, 2012 may allow market conditions to stabilize prior to the sale of the company’s portfolio assets in preparation for dissolution.

ERISA Considerations

Annual Valuation

The information in the “Annual Valuation” section on page 69 of the prospectus is superseded in its entirety as follows:

A fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report reflecting that value with the Department of Labor. When the fair market value of any particular asset is not available, the fiduciary is required to make a good faith determination of that asset’s fair market value assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA must provide an IRA participant with a statement of the value of the IRA each year. In discharging its obligation to value assets of a plan, a fiduciary subject to ERISA must act consistently with the relevant provisions of the plan and the general fiduciary standards of ERISA.

Unless and until our stock is listed on a national securities exchange, it is not expected that a public market for the stock will develop. To date, neither the Internal Revenue Service nor the Department of Labor has promulgated regulations specifying how a plan fiduciary should determine the fair market value of the stock, namely when the fair market value of the stock is not determined in the marketplace. Therefore, to assist fiduciaries in fulfilling their valuation and annual reporting responsibilities with respect to ownership of stock, we intend to have our advisor prepare annual reports of the estimated value of our stock.

Eventually, we may engage a third-party valuation firm to value our stock; however, we intend to use our advisor’s estimate until at least 18 months have passed without us selling shares in a public equity offering. We do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a distribution reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership). Furthermore, our advisor has indicated that during this initial period it intends to use the most recent price paid to acquire a share in our offering (ignoring reduced purchase prices for certain categories of purchasers) as its estimated per share value of our stock. Although this approach to valuing our stock has the advantage of avoiding the cost of paying for appraisals or other valuation services, this estimated value is likely to be higher than the price at which our stockholders could resell our stockholders’ shares because

•                  our public offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and

•                  there is no public market for our shares.

Moreover, this estimated value is likely to be higher than the amount our stockholders would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares as well as the recent reduction in the demand for real estate as a result of the recent credit market disruptions and economic slowdown.

After the 18-month period described above, the estimated value of our stock will be based upon a number of assumptions that may not be accurate or complete. We do not currently anticipate obtaining appraisals for our properties and, accordingly, the estimates should not be viewed as an accurate reflection of the fair market value of our properties, nor will they represent the amount of net proceeds that would result from an immediate sale of our properties. For these reasons, the estimated valuations should not be used for any purpose other than to assist plan fiduciaries in fulfilling their annual valuation and reporting responsibilities. Even after our advisor no longer uses the most recent offering price as the estimated value of one of our shares of stock, you should be aware of the following:

•                  the estimated values may not be realized by us or by you upon liquidation (in part because estimated values do not necessarily indicate the price at which assets could be sold and because the estimates may not take into account the expenses of selling our assets);

•                  you may not realize these values if you were to attempt to sell your stock; and

•                  using the estimated values, or the method used to establish values, may not comply with the ERISA or IRA requirements described above.

Description of Stock

Stock Repurchase Program

The information in the sixth paragraph of the “Stock Repurchase Program” section on page 77 of the prospectus is superseded in its entirety as follows:

Until September 21, 2012 our stock repurchase program limits the number of shares of stock we can redeem (other than redemptions due to death of a stockholder) to those that we can purchase with net proceeds from the sale of stock under our distribution reinvestment plan in the prior calendar year. Until September 21, 2012 we do not intend to redeem more than the lesser of (i) the number of shares that could be redeemed using the proceeds from our distribution reinvestment plan in the prior calendar year or (ii) 5% of the number of shares outstanding at the end of the prior calendar year.

The following information supplements the discussion of our stock repurchase program found on page 77 of the prospectus.

For the purpose of calculating the stock repurchase price for shares received as part of the special 10% stock distribution declared in July 2008, the purchase price of such shares will be deemed to be equal to the purchase price paid by the stockholder for shares held by the stockholder immediately prior to the special 10% stock distribution.  For example, if, immediately prior to the special 10% stock distribution, you owned 1,010 shares of our common stock, 1,000 of which you had purchased in the primary offering at $8.00 per share and the remaining 10 of which you had purchased under the distribution reinvestment plan at $7.60 per share, then, of the 101 shares you received as part of the special stock distribution, 100 of these shares would be deemed to have a purchase price of $8.00 per share and one share would be deemed to have a purchase price of $7.60.  These deemed purchase prices would be used in conjunction with the holding period thresholds set forth in the table on page 77 of the prospectus to calculate the stock redemption price for the additional shares.  Therefore, if you were to submit a redemption request after holding the 101 additional shares for more than one year, but less than two years, the stock redemption price for 100 of these shares would be 90% of $8.00, or $7.20 per share, and the stock redemption price for the remaining share would be 90% of $7.60, or $6.84.

We do not charge any fees for participating in our stock repurchase program, however the transfer agent we have appointed to administer the program may charge a transaction fee for processing a redemption request.

Plan of Distribution

The information in the “Sales Through Fee-for-Service Investment Advisors” section on page 87 of the prospectus is superseded in its entirety as follows:

Sales Through Fee-for-Service Investment Advisors.  Our stock may also be sold to the clients of registered investment advisors who are generally compensated on a fee-for-service basis by the investor. In the event of the sale of stock in our primary offering through an investment advisor compensated on a fee-for-service basis by the investor, the dealer manager will waive its right to a commission and we will sell such stock for $7.44 per share, reflecting that sales commissions in the amount of $0.56 per share will not be payable.

Experts

The information in the “Experts” section on page 91 of the prospectus is superseded in its entirety as follows:

The consolidated financial statements and related financial statement schedules of Cornerstone Core Properties REIT, Inc., and subsidiaries incorporated in this prospectus by reference from Cornerstone Core Properties REIT,  Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Incorporation By Reference of Certain Documents

The information in the “Incorporation By Reference of Certain Documents” section on page 91 of the prospectus is superseded in its entirety as follows:

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms.  You can also access documents that are incorporated by reference into this prospectus at our Internet site at www.crefunds.com.  There is additional information about us and our affiliates at our Internet site, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

We have elected to “incorporate by reference” certain information into this prospectus.  By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC.  The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus.  The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-121238), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•                  Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 16, 2009, including the information specifically incorporated by reference into our Form 10-K from our definitive proxy statement relating to our 2009 annual meeting of stockholders;

•                  Definitive proxy statement filed with the SEC on March 18, 2009 in connection with our annual meeting of stockholders to be held on May 5, 2009;

•                  Current Report on Form 8-K filed with the SEC on March 26, 2009;

•                  Current Report on Form 8-K filed with the SEC on March 16, 2009;

•                  Current Report on Form 8-K filed with the SEC on January 28, 2009;

•                  Current Report on Form 8-K filed with the SEC on June 27, 2008;

•                  Current Report on Form 8-K/A filed with the SEC on June 6, 2008;

•                  Current Report on Form 8-K/A filed with the SEC on December 18, 2007;

•                  Current Report on Form 8-K/A filed with the SEC on February 22, 2007;

•                  Current Report on Form 8-K/A filed with the SEC on January 30, 2007;

•                  Current Report on Form 8-K/A filed with the SEC on September 11, 2006; and

•                  Current Report on Form 8-K/A filed with the SEC on August 10, 2006.

We will provide to each person to whom this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus.  To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at 1920 Main Street, Suite 400, Irvine, California 92614, (949) 852-1007.  The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Prior Performance Tables

The information in the “Prior Performance Tables” section on pages P-1 to P-6 of the prospectus is superseded in its entirety as follows:

The prior performance tables that follow present information regarding public programs and private placement programs previously sponsored by affiliates of the advisor. The information presented in the tables represents unaudited historical experience of two public real estate programs, Cornerstone Realty Fund, LLC and Cornerstone Growth & Income REIT, Inc., and nine private real estate programs organized and managed by affiliates of the advisor. The prior private programs used substantial amounts of acquisition debt and had investment policies and objectives that we believe on a blended basis represents similar investment objectives to ours. This information should not be considered as indicative of the results to be obtained by any investment in our company. The information contained in these tables does not relate to any properties our company may acquire and the purchase of the shares will not create any ownership interest in the programs included in these tables.

Our company does not have significant tax shelter features. The prior private placement programs of the affiliates were on balance oriented towards capital growth and income. The investment objectives of the prior public programs sponsored by an affiliate also had similar investment objectives with a focus on preservation of capital, income and capital growth.

The tables described below contain information on the prior programs, but none of the information in the tables is covered by the report of an independent certified public accountant. The purpose of the tables is to provide information from the prior performance of the affiliates of the advisor. For a narrative summary of the prior performance of the affiliates of the advisor, see “Prior Performance Summary” in the text of the prospectus.

Table I—Experience in Raising and Investing Funds

Table I is intended to summarize information regarding the experience of the affiliates of our advisor in raising funds through programs, the offering of which closed during the years 2006 through 2008. Because none of the programs sponsored by affiliates of our advisor completed offerings during the relevant period, we have omitted this table.

Table II—Compensation to Sponsor and Affiliates

Table II summarizes the compensation paid to affiliates of our advisor during the years 2006 through 2008 for all programs, of which the Cornerstone Realty Fund LLC offering closed during such period. A separate column summarizes the aggregate compensation paid to affiliates of our advisor by all other programs during the years 2006 through 2008. The information in Table II is unaudited.

Table III—Operating Results from Prior Programs

Table III summarizes the operating results for programs, the offerings of which closed during the years 2004 through 2008. The basis for accounting is indicated on each program report. Generally, the information is presented on a Generally Accepted Accounting Principles (GAAP) basis. The information in Table III is unaudited.

Table IV—Results of Completed Programs

Table IV is intended to summarize the operating and disposition results of programs that have completed operations (no longer hold properties) during the years 2004 through 2008. Because none of the programs sponsored by affiliates of our advisor completed operations during the relevant period, we have omitted this table.

Table V—Sales or Disposals of Properties

Table V sets forth information about all sales or disposals of properties by programs sponsored by affiliates of our advisor with similar investment objectives from 1999 through 2008. The information in Table V is unaudited.

Table VI—Acquisitions of Properties by Programs

Table VI, which can be found in Part II of our registration statement filed with the SEC, sets forth information relating to acquisitions of properties by all programs during the years 2006 through 2008. This table provides the potential investor with information regarding the general nature and location of the properties and the manner in which the properties were acquired. The information in Table VI is unaudited.

TABLE II

COMPENSATION TO SPONSOR

January 1, 2006 through December 31, 2008

(Unaudited)

This Table sets forth the compensation received by affiliates of Cornerstone Core Properties REIT, Inc., including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations, for prior real estate programs that have similar or identical investment objectives to Cornerstone Core Properties REIT, Inc. All figures are as of December 31, 2008.

Type of Compensation	Cornerstone Realty Fund, LLC	Other Programs (1)
Date offering commenced	August 7, 2001

Dollar amount raised	$50,000,000	$12,580,000

Amount paid to sponsor from proceeds of offering:
Underwriting fees (2)	$3,581,000	$1,240,000
Marketing support fee	940,000	—
Non-accountable expense allowance	500,000	—
Organization & offering costs (including due diligence fees)	250,000	380,000
Acquisition fees	—	240,000
	$5,271,000	$1,860,000
Dollar amount of cash generated from operations before deducting payments to sponsor	$6,229,000	$(1,430,000)

Amount paid to sponsor from operations:
Property management fees	$—	$—
Partnership management fees	—	—
Reimbursements	—	580,000
Lease commissions	—	—
Asset Management fee	—	—
Other (identify and quantify)	—	—
	$—	$580,000
Dollar amount of property sales and refinancing before deducting payments to sponsor:
Cash	$3,030,000	$—
Notes	—	—
	$3,030,000	$—
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	32,000	—
Incentive fees	—	—
Other (identify and quantify)	—	—

(1) Payments to sponsor for one public program, Cornerstone Growth & Income REIT, Inc. and one private program, Cornerstone Private Equity Fund, Inc.

(2) Substantially all paid to unaffiliated broker-dealers.

Prior performance is not indicative of future results

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

This Table sets forth the annual operating results of prior real estate programs that have closed offerings since January 1, 2004 and that have similar or identical investment objectives to Cornerstone Core Properties REIT, Inc.  All results are through December 31, 2008.

CORNERSTONE REALTY FUND, LLC

	2004	2005	2006	2007	2008
Gross Revenues	$1,285,180	$2,131,135	$3,674,256	$4,159,381	$4,033,458
Profit on sale of properties	—	—	—	305,609	—
Other Income	39,095	290,841	303,791	140,708	89,383
Less: Operating expenses	731,247	1,337,393	2,123,841	1,917,179	1,773,952
Interest expense	—	—	—	—	—
Depreciation & amortization	227,454	456,308	980,419	1,052,985	1,049,418
Asset Impairment	—	—	—	—	1,807,736
Net Income—GAAP Basis	$365,574	$628,275	$873,787	$1,635,534	$(508,265)
Taxable Income (Loss)
—from operations	$365,574	$628,275	$873,787	$1,329,925	$(508,265)
—from gain on sale (ordinary income)	—	—	—	305,609	—
—from gain on sale (capital gain)	—	—	—	—	—
Cash generated from operations	711,938	1,325,355	1,809,558	2,333,986	2,319,971
Cash generated from sales	—	—	—	2,924,617	—
Cash generated from refinancing	—	—	—	—	—
Cash generated from operations, sales and refinancing	711,938	1,325,355	1,809,558	5,258,603	2,319,971

Less: Cash distributions to investors
—from operating cash flow	711,938	1,325,355	1,809,558	2,333,986	2,319,971
—from sales and refinancing	—	—	—	—	—
—capital contribution from managing member	—	412,035	—	—	—
—from return of capital	235,611	75,555	690,192	166,013	1,173,049
	947,549	1,812,945	2,499,750	2,499,999	3,493,020
Cash generated (deficiency) after cash distributions	(235,611)	(487,590)	(690,192)	2,758,604	(1,173,049)
Special items:
—Net proceeds from offering	11,668,875	18,266,507	—	—	—
—Capital contribution from managing member, net	—	412,035	—	—	—
—Advances from (Repayments to) Managing Member	59,839	—	—	—	—
—Distribution to managing member Equipment	—	—	—	(262,046)	(185,871)
—Deferred Offering Costs	(520,180)	(819,580)	—	—	—
—Change in Working Capital	(405,539)	449,074	(40,440)	(259,954)	(104,374)
—Property acquisitions and improvements	(237,768)	(16,125,283)	(10,509,703)	(162,938)	(288,132)
—Units repurchased and retired	—	—	—	(121,500)	(160,575)
Cash generated (deficiency) after cash distributions and special items	$10,329,616	$1,695,163	$(11,240,335)	$1,952,166	$(1,912,001)

Tax and Distribution Data per $1000 Invested
Federal Income Tax Results:
Ordinary income (loss)
—from operations	$16.67	$14.94	$17.48	$26.62	$(10.20)
—from 1231 gain	0.00	0.00	0.00	6.12	0.00
Capital gain (loss)	0.00	0.00	0.00	0.00	0.00
Cash Distributions to Investors
Source (on GAAP basis)
—Investment income	32.47	31.51	36.19	46.71	46.58
—Return of capital	10.74	1.80	13.80	3.32	23.55
—Other	0.00	9.80	0.00	0.00	0.00
Source (on cash basis)
—Operations	32.47	31.51	36.19	46.71	46.58
—Refinancing	0.00	0.00	0.00	0.00	0.00
—Sales	0.00	0.00	0.00	0.00	0.00
—Other	10.74	11.59	13.80	3.32	23.55
Amount remaining invested at the end of the period (expressed as a percentage of the amount originally invested in the property)	100%	100%	100%	100%	100%

Prior performance is not indicative of future results

TABLE V

SALES OR DISPOSALS OF PROPERTIES

January 1, 1999 Through December 31, 2008

(Unaudited)

										Excess of
										Property
										Operational
				Average	Total					Cash Receipts
				Holding	Acquisition			Sales	Annualized	Over Cash
		Date	Date of	Period	Improvement	Net Sales	Profit from	Profit	Sales Profit	Expenditures
Project Name		Acquired	Final Sale	(Years)	Cost ($)(1)	Price ($)(2)	Sales ($)	(%)(3)	(%)(4)	($)
1	White Star I	2/5/1999	12/20/2002	2.5	11,943,610	15,250,855	3,307,245	27.7%	11.08%	490,938
2	White Star Phase II	2/5/1999	9/17/1999	0.6	4,462,458	4,570,830	108,372	2.4%	3.96%	41,785
3	Carson Phase II	8/15/1997	4/26/2002	3.9	6,474,508	10,093,703	3,619,195	56.5%	14.90%	570,686
4	The Park	11/22/1993	2/8/2001	6.5	3,204,187	4,797,947	1,593,760	50.2%	7.84%		(5)
5	Tamarack	4/4/1993	12/13/2000	6.7	1,240,796	1,649,848	409,052	34.8%	5.21%		(5)
6	Van Buren	5/31/1995	2/4/2000	4.1	1,854,165	2,999,903	1,145,738	61.7%	15.36%		(5)
7	Torrance Amapola Partners	12/15/1995	1/7/2000	4.1	4,795,045	6,597,929	1,802,884	37.6%	9.25%		(5)
8	Walnut II	7/2/1992	4/9/1999	6.8	530,248	697,893	167,645	31.6%	4.67%		(5)
9	Westlake II	12/22/1993	10/13/1999	5.7	1,380,423	2,260,409	879,986	63.8%	11.15%		(5)
10	Baldwin Business	12/5/1996	8/30/1999	2.7	6,945,313	8,420,579	1,475,266	21.2%	7.77%	574,245
11	Sky Harbor Business	12/27/2002	4/16/2007	4.3	2,866,645	3,029,981	163,336	5.7%	1.32%	128,419
	Totals			4.4	45,697,398	60,369,877	14,627,479	32.1%	7.38%

Notes:

(1)	Total Acquisition and Improvement Costs ($) includes total acquisition costs, capital improvements, closing and soft costs, but does not include carrying costs of mortgage financing on the properties.

(2)	The Net Sales Price ($) is the sales price of the properties less all escrow closing costs, including sales commissions, title insurance and escrow fees.

(3)	Sales Profit (%) is Profit from Sales ($) divided by the Total Acquisition and Improvement Cost ($).

(4)

Annualized Sales Profit (%) represents gains on sales of properties, which is in addition to cash flow from rental operations. The Annualized Sales Profit (%) is the Sales Profit (%) divided by the Average Holding Period (Years).

(5)

Project was subdivided and sold in units. Sponsor did not record operational cash receipts and expenditures on a unit by unit basis. Accordingly, the excess of operational cash receipts over expenditures for these projects is not available.

Prior performance is not indicative of future results